
05040451

ES
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jeffrey Alex Joslin

~~Jeff Joslin~~, dba StockTraders

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd. Suite 271
(No. and Street)

Huntington Beach, CA 92647
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Joslin (714) 375-1788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cox, Linda Y.
(Name — *if individual, state last, first, middle name*)

12842 Valley View, Suite 206, Garden Grove, CA 92845
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/30/2005

SEC 1410 (3-91)

5 3/24/05

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockTraders, as of December 31, XX2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRINCIPAL

Title

Notary Public



Orange County
My Comm. Expires Nov 9, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCKTRADERS

FINANCIAL STATEMENTS

DECEMBER 31, 2004

StockTraders
Financial statements and supplementary information
For the twelve months ended December 31, 2004

CONTENTS

LINDA Y. COX
Certified Public Accountant
12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 23, 2005

Jeffrey Joslin
dba StockTraders
Huntington Beach, CA

ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheet of Jeffrey Joslin, dba StockTraders (a sole proprietorship) as of December 31, 2004, and the related statements of income, cash flows, sole proprietor's equity, and changes in liability subordinated to claims of general creditors for the twelve months then ended. These financial statements are the responsibility of StockTraders. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jeffrey Joslin, dba StockTraders, as of December 31, 2004, and the results of its operations and the changes in its financial position for the twelve months then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared solely from the accounts of Jeffrey Joslin, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.



LINDA Y. COX, CPA
Garden Grove, CA

StockTraders
Balance Sheet
December 31, 2004

Assets

Current Assets		
Cash--Checking & Petty Cash	$1,046	
Cash--Advanced Clearing, Inc.(footnote #3)	57,681	
Ford Money Market Funds	100,889	
Commissions Receivable	14,095	
Investment, stock	5,970	
Total Current Assets		$179,681
Fixed Assets		
Furniture and Fixtures (footnote #2)	5,451	
Less: Accumulated Depreciation (footnote #5)	(5,385)	
Total Fixed Assets		66
Other Assets		
Security Deposit (footnote #4)	735	
Total Other Assets		735
Total Assets		$180,482

Liabilities and Owner's Equity

Current Liabilities		
Accounts Payable	$190	
Commissions Payable	1,617	
Total Current Liabilities		$1,807
Owner's Equity		
Capital, Jeffrey Joslin	87,910	
Draw, Jeffrey Joslin	(48,103)	
Net Income	138,568	
Unrealized Gain	300	
Total Owner's Equity		178,675
Total Liabilities and Owner's Equity		$180,482

See Accountant's Audit Report

StockTraders
Income Statement
For the twelve months ending December 31, 2004

Revenues		
Commissions (Footnote #6)	$154,566	100.00%
Total Revenues	154,566	100.00%
Expenses		
Accounting	1,875	1.21%
Advertising	3,708	2.40%
Client Default	17	0.01%
Commissions Expense	18,524	11.98%
Depreciation (footnote #5)	231	0.15%
Dues & Fees	1,204	0.78%
Insurance	5,197	3.36%
Miscellaneous	184	0.12%
Postage	134	0.09%
Rent (footnote #4)	8,016	5.19%
Supplies	232	0.15%
Telephone	3,388	2.19%
Total Expenses	42,710	27.63%
Income from Operations	111,856	72.37%
Other Income (Loss)		
Interest and Dividend Income	3,247	2.10%
Capital Gain, Sale of Stocks	23,465	15.18%
	26,712	17.28%
Net Income	$138,568	89.65%

StockTraders
Statement of Owner's Equity
December 31, 2004

Beginning Owner's Equity	$87,910
Additions to Owner's Equity	
Net Income	138,568
Unrealized gain, sale of stock	300
Total Increases to Beginning Equity	138,868
Personal Draws	(48,103)
Total Decreases to Beginning Equity	(48,103)
Ending Owner's Equity	$178,675

See Accountant's Audit Report

StockTraders
Statement of Cash Flows
For the twelve months ended December 31, 2004

Cash flows from operating activities		
Net Income		$111,856
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$231	
Decrease in accounts payable	(64)	
Increase in commissions receivable	(5,523)	
		(5,356)
Net cash provided by operating activities		106,500
Cash flows from investing activities:		
Interest and Dividend Income	3,247	
Sale of investment Stock	23,465	
Purchase of Investment Stock	-5970	
Unrealized Gain, Sale of Investment Stock	300	
Net cash used in investing activities		21,042
Cash flows from financing activities:		
Less: Owner's draw	(48,103)	
Net cash provided by or used in financing activities		(48,103)
Net increase in cash and cash equivalents		79,439
Cash and cash equivalents at beginning of year		80,177
Cash and cash equivalents at end of year		$159,616

See Accountant's Audit Report

StockTraders
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2004

Subordinated liabilities at December 31, 2004	$0
Subordinated to claims of general creditors during 2004	0
Liabilities subordinated to claims of general creditors at December 31, 2004	$0

See Accountant's Audit Report

Note 1. BACKGROUND

Jeffrey Joslin, dba StockTraders (a sole proprietorship), is an introducing brokerage company in Huntington Beach, California which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of its customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

StockTraders is registered with the SEC (Securities & Exchange Commission), NASD (National Association fo Stock Dealers), SIPC (Securities Investor Protection Corporation) and with the State of California, Department of Corporations.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

The cost of property and equipment are stated at cost. Depreciation for financial statement purposes is computed on the straight-line basis over the estimated useful lives of the assets, ranging from five to seven years (see footnote 5).

Note 3. CASH AND CASH EQUIVALENTS

Pursuant to contract terms between StockTraders and Advanced Clearing, Inc. (a clearing broker), a minimum balance of $15,000 must be maintained in Stocktrader's Advanced Clearing, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Advanced Clearing, Inc. based upon StockTraders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to StockTraders after all account debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

Note 4. SECURITY DEPOSIT/OFFICE LEASE

The $735 security deposit will be returned to StockTraders upon termination of the office lease per agreement between lessor and lesee. Lease payments are $668 per month, with six months remaining on the lease. The total contingent liability for the remaining lease is $4008.

StockTraders
Notes to Financial Statements
December 31, 2004

Note 5. DEPRECIATION

Depreciation for the year amounted to $231.

	Estimated Useful Life	Cost
Computer Equipment	5	$3,151
Furniture & Equipment	7	2,300
Total		5,451
Less Accumulated Depreciation		(5,385)
Fixed assets net of accumulated depreciation		$ 66

Note 6. COMMISSIONS EARNED

All trading commissions are received through clearing brokers (see footnote 1). Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Note 7. CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (introducing brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. The NASD under SEC Rule 17a-11 places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000. StockTraders net capital at December 31, 2004 of $174,960 was in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see Supplemental Schedule #1 which is a part of these audited financial statements.

LINDA Y. COX
Certified Public Accountant

12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 23, 2005

ACCOUNTANT'S AUDIT REPORT ON SUPPLEMENTARY INFORMATION

The accompanying supplementary information contained in the following pages is presented for purposes of additional analysis and has been subjected to the same inquiries and analytical procedures applied in the audit of the basic financial statements. All information contained therein is the responsibility of StockTraders. In my opinion the schedules present fairly, in all material respects, the compliance with special regulatory requirements by StockTraders as of December 31, 2004.



LINDA Y. COX
Garden Grove, CA

StockTraders
Supplemental Schedule #1
December 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total assets	$180,482	
Less total liabilities	(1,807)	
Total net worth		$178,675
		0
Total available capital		178,675
Less: nonallowable assets		
Furniture & fixtures (net of accumulated depreciation)	66	
Security deposit	735	
Total nonallowable assets		801
Tentative net capital		177,874
Less haircuts on allowable assets		
2% on money market account	2,018	
15% on investment stock	896	
Total haircuts		2,914
Net capital		$174,960

See Accountant's Audit Report

StockTraders
Supplemental Schedule #2
December 31, 2004

RECONCILIATION OF COMPUTATION OF NET CAPITAL

There were no material differences between the amount appearing on StockTraders PTIIA December 31, 2004 filing statement and the net capital calculated for the audited financial statements as of December 31, 2004.

See Accountant's Audit Report

StockTraders
Supplemental Schedule #3
December 31, 2004

SPECIAL RESERVE BANK ACCOUNT

StockTraders is exempt from the 15c3-3 provisions under paragraph K-2-ii which requires non-clearing fully disclosed broker/dealers to fund a special reserve bank account to meet possible future claims in the event of a company's liquidation.

See Accountant's Audit Report

StockTraders
Supplemental Schedule #4
December 31, 2004

STATUS OF MEMBERSHIP IN SIPC

StockTraders is a member of the SIPC, but is exempt from filing a separate audited statement regarding its membership in the SIPC under SEC Rule 17a-5(e)(4). Companies who must submit audited financial statements and have gross revenues less than $500,000 are not required to file a supplemental independent public accountant's report covering form SIPC-7. The minimum assessment for membership, $150, was paid by StockTraders in accordance with the applicable instructions for form SIPC-7.

StockTraders
Supplemental Schedule #5
December 31, 2004

REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of StockTraders (the Company), for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected.

Periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3 were performed to determine compliance with Rule 17a-5(g). Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company with regard to (1) the quarterly securities count rule, (2) Regulation T requirements for prompt payment of securities, and (3) the daily computations of the segregation and foreign set-aside requirements of the Commodity Exchange Act.

It is understood that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

See Accountant's Audit Report